Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Arc Footwear, Corp.
1460 Broadway
New York, NY 10036
https://www.arcfootwearcorp.com

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Arc Footwear, Corp.
Address: 1460 Broadway, New York, NY 10036
State of Incorporation: DE
Date Incorporated: June 12, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $100.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 25% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 20% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>Amount-Based Perks:</u>

*This includes SNKR Project, OVNI, Mayven + All new brands created by Arc Footwear, Corp. *Discount off regular price items only. Lifetime discounts do not stack.*

$500 | 10% Lifetime Discount and More

Invest $500 and receive 10% Off all ARC Footwear Corp Brands for life! You will also be invited to give feedback on future products and will also receive early access to all new products.

$1,000 | 15% Lifetime Discount and Exclusive Merch

Invest $1,000 and receive 15% Off all ARC Footwear Corp Brands for life! You will also receive an embroidered "Investor" SNKR Project Cap and all lower tier non-discount perks.

$2,500 |25% Lifetime Discount

Invest $2,500 and receive 25% Off all ARC Footwear Corp Brands for life! You will also receive all lower tier non-discount perks.

$5,000 | 10% Bonus Shares and 30% Lifetime Discount

Invest $5,000 and receive 10% bonus shares, 30% Off all ARC Footwear Corp Brands for life, and annual investor-only swag! You will also receive all lower tier non-discount perks.

$10,000 | 15% Bonus Shares and 40% Lifetime Discount

Invest $10,000 and receive 15% bonus shares, 40% Off all ARC Footwear Corp Brands for life, and exclusive access to an investor quarterly conference! You will also receive all lower tier non-discount perks.

$20,000 | 20% Bonus Shares, Custom shoes, and more!

Invest $20,000 and receive 20% bonus shares and a 40% lifetime discount. You'll be able to join our founders for an annual dinner and design your own shoes. Lastly, we will name our next hit style after you! All lower tier non-discount perks included.

**All perks occur when the offering is completed.*

** Discount is only valid on purchases made directly from Arc Footwear Corp's branded*

websites or retail stores it may open and own.

** Discount is valid for a maximum of 24 pairs per calendar year per shareholder.*

** Discount applies for personal use only and not for resale. We reserve the right to not honor the discount if we believe the pairs are being re-sold.*

** Discount only applies as long as the backer holds the original amount of shares purchased (or higher)*

<u>The 10% Bonus for StartEngine Shareholders</u>

Arc Footwear Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Arc Footwear, Corp. brings to market digitally native footwear brands. Arc Footwear, Inc. has three sub-brands: SNKR Project, Mayvn, and Ovni Footwear. Mayvn and Ovni Footwear are in the early stages of development and their brand names could change prior to their official launch.

SNKR Project is one of Arc's sub-brands that has been in operation prior to Arc's founding. SNKR Project LLC was founded in 2017, and since then, SNKR Project has achieved over $3.5 million in sales and is sold in over 250 retail doors in the US. Arc Footwear, Corp. was granted the global master license for SNKR Project in October 2020 to sell SNKR Project branded products. Under this global master license agreement, Arc Footwear, Corp. will pay SNKR Project LLC a royalty based on Arc Footwear, Corp.'s gross receipts in the amount of eight percent (8%) on a quarterly basis. SNKR Project is a registered trademark of SNKR Project, LLC, and Arc Footwear, Corp. has the exclusive right to use it. SNKR Project LLC and Arc Footwear, Corp. share the same management team and CEO.

Arc Footwear will launch digitally native brands under one portfolio to share operational, infrastructure, and data resources as a means to drive down redundant fixed costs that are difficult to establish and expensive to maintain.

Each brand (SNKR Project, Mayvn, and Ovni) will cultivate a unique identity and amplify growth efficiently and affordably to the benefit of all.

Competitors and Industry

The footwear industry is dominated by many key players, however, there are two public companies that operate in the space our business will operate in:

(1) Wolverine Worldwide (https://www.wolverineworldwide.com)11 Brands (some owned and some licensed).

(2) Deckers Brands (https://www.deckers.com) 5 Brands (all owned)

Both companies are leaders in the field and while both companies are very successful, in our view they are both slow to innovate and not nimble. There are also other direct to consumer brands which have grown in the footwear industry recently. We believe there are many opportunities not served by these companies and other companies in the industry which we plan to address.

Current Stage and Roadmap

Arc Footwear, Corp. has three sub-brands: SNKR Project, Mayvn, and Ovni Footwear. SNKR Project is a licensing relationship for an existing shoe brand, Mayvn and Ovni Footwear are new footwear brands under development.

SNKR Project, will be our first license brand and currently, in its seventh season, this business comes from national retailers, and growth in international and a larger focus on D2C. Arc Footwear, Corp. was granted the global master license of SNKR Project in October 2020. Under this global master license agreement, Arc Footwear, Corp. will pay SNKR Project LLC a royalty based on Arc Footwear, Corp.'s gross receipts in the amount of eight percent (8%) on a quarterly basis. As of October 2020, Arc Footwear, Corp. has not generated revenue from the global master license of SNKR Project.

SNKR Project currently has over 50 styles that have already gone to market with over 50 development styles sampled and ready for production. Due to the effect of COVID-19 on major retailers, we have chosen to suspend all production until the retail outlook is more certain. Arc Footwear plans on using funds from this Regulation Crowdfunding offering to put into production new SKUs for SNKR Project.

Our team has connections and partnerships with Bloomingdales, Finish Line, over 200 boutique retailers, and TJX Europe for clearance product (to ensure any discounted items do not affect the US market)

Arc Footwear's typical go-to-market strategy for wholesale is to develop a collection and present the collection to our retail partners 6-8 months ahead of when the

product is released. We then only produce items that we have firm orders on. We travel to larger retailers to meet in person and also leverage an online B2B sales presentation platform called brandboom.com

Our purchasing for our own online sales generally follows the product we make for retailers usually with the addition of a few online-only styles.

For development brands (OVNI & Mayvn) we will take a different approach being online first to test customer appetite and gather feedback before going to mass-scale production.

R&D activities for wellness brand Mayven and Skateboarding brand OVNI will commence in Q4 2020 through to Q2 2021. Q3 will be product acceptance testing with a Q4 go to market.

Out of our three brands, SNKR Project is the only line that is in the growth stage. That line has achieved $3.5M in lifetime sales, is sold in over 270 US retail stores, and has secured international distribution. Currently, Arc Footwear has not made any sales yet from SNKR Project as the licensing deal recently began.

Mayvn and Ovni, our other sneaker lines, are in the pre-launch stage. We anticipate launching products for these brands by Q4 of 2021.

The Team

Officers and Directors

Name: Sean Clarke

Sean Clarke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: June 12, 2020 - Present
  Responsibilities: Oversight and Strategy. Currently, Sean does not take a salary or equity compensation. This is Sean's primary role and he works full-time on Arc Footwear and its sub-brands.

Other business experience in the past three years:

- **Employer:** Summit Brand Group LLC
  Title: CEO
  Dates of Service: April 01, 2017 - September 01, 2020
  Responsibilities: Oversight and Strategy of the company.

Other business experience in the past three years:

- **Employer:** SNKR Project LLC
  Title: Executive CEO
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Oversight and Strategy of the brand, the brand has a licensing relationship with Arc Footwear Corp.

Name: Marc Scepi

Marc Scepi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President / Chief Design Officer
  Dates of Service: October 01, 2020 - Present
  Responsibilities: Company direction and product design/innovation. Currently, Marc does not take a salary or equity compensation. Marc currently works for Arc Footwear, Corp. as an independent contractor through Radix Lab, LLC. Currently, Marc works 5 hours per week for Arc Footwear, Corp.

Other business experience in the past three years:

- **Employer:** SNKR Project, LLC
  Title: President / Chief Design Officer
  Dates of Service: March 01, 2017 - Present
  Responsibilities: Product Design

Other business experience in the past three years:

- **Employer:** Radix Lab, LLC
  Title: Owner & Executive Director of Footwear Design
  Dates of Service: June 01, 2015 - October 01, 2020
  Responsibilities: Product Design.

Name: Janelle Nga

Janelle Nga's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Product Officer
  Dates of Service: October 01, 2020 - Present
  Responsibilities: Materials procurement and production management. Currently, Janelle does not take a salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Radix Lab, LLC
  Title: Co-Owner & Creative Director.
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Product design and development. Janelle currently works for Arc Footwear, Corp. as an independent contractor through Radix Lab, LLC. Currently, Janelle works 5 hours per week for Arc Footwear, Corp.

Other business experience in the past three years:

- **Employer:** SNKR Project, LLC
  Title: Co-Founder & Chief Product Officer
  Dates of Service: January 27, 2017 - Present
  Responsibilities: Production management.

Name: Kaitlyn Bess Kennedy

Kaitlyn Bess Kennedy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: June 12, 2020 - Present
  Responsibilities: Marketing & Promotion of all brands. Currently, Kaitlyn does not take a salary or equity compensation. Currently, Kaitlyn works 20 hours per week for Arc Footwear, Corp.

Other business experience in the past three years:

- **Employer:** SNKR Project, LLC
  Title: Chief Marketing Officer
  Dates of Service: June 27, 2017 - Present
  Responsibilities: Marketing & Promotion

Other business experience in the past three years:

- **Employer:** Thom Hudston Corporation
  Title: Director of Marketing
  Dates of Service: December 01, 2018 - August 01, 12020
  Responsibilities: Planned and executed B2B marketing campaigns.

Other business experience in the past three years:

- **Employer:** Summit Brand Group
  Title: Senior Director of Marketing

Dates of Service: February 01, 2016 - January 01, 2019
Responsibilities: Managed marketing and branding team.

Name: Peter Thompson

Peter Thompson's current primary role is with Expedition Apparel. Peter Thompson currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 01, 2021 - Present
  Responsibilities: Advises on strategic growth. Mr. Thompson currently does not take a salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Expedition Apparel
  Title: CEO
  Dates of Service: March 02, 2007 - Present
  Responsibilities: Oversight of the entire business.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company ARC Footwear Corp also referred to as “we”, “us”, “our”, or “Company” involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the

commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company

performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, producing and manufacturing footwear. Our revenues are therefore dependent upon the market for the footwear industry.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a

prototype for our Mayvn & Ovni branded shoes. Delays or cost overruns in the development of our Mayvn & Ovni branded shoes and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They

may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
ARC Footwear Corp was formed on 12/6/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ARC Footwear Corp has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Arc Footwear and it's sub-brands is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, in this entity we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not

to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Arc Footwear or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Arc Footwear could harm our reputation and materially negatively impact our financial condition and business.

Our business is subject to certain tariffs
All our products will be made in Vietnam. Currently, the tariff rate is favorable but

drastic increases can heavily affect profitability.

General Risk Disclaimer

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to Invest.

New entrant into the Footwear Industry

We are a new entrant to the footwear industry. As such, we do not have the same brand awareness and customer base as other players in the market space.

Our results of operations are subject to variable influences and intense competition.

Our company is sensitive to changes in consumer spending patterns, consumer preferences, and overall economic conditions. We are also subject to fashion trends affecting the desirability of our products. We face competition from a broad range of other footwear corporations, many of which have greater financial resources than we do.

New competitors may enter the market.

We operate in an established market space that regularly sees the entrance of new competitors. New competitors may copy our business model and provide an expanded range of products at a lower cost, targeting the same customer base, which may force us to cut prices and decrease our margins.

We may not be able to fully exploit newly acquired brands or released brands.

In the footwear industry, differing brands are used to reach different market segments and capture new market share. However, not every brand deployment is successful. We may incur significant costs acquiring, developing, and promoting new brands only to have limited market acceptance and limited resulting sales. If this occurs, our financial results may be negatively impacted and we may determine it is in the best interest of the company to no longer support that brand.

Our success depends on our ability to design and manufacture products that appeal to our customers.

It is possible that future new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may not be able to respond to changing fashion trends.

Our company is sensitive to changes in consumer preference, fashion trends, and the fashion business environment. If we are unable to respond to changes in the business environment and fashion trends it may result in our brands no longer being accepted in the marketplace.

We depend on a small management team.
We depend on the skill and experience of four individuals, Sean Clarke, Kaitlyn Kennedy, Janelle Nga, and Marc Scepi. Each has a different skill set. If we are not able to call upon one of these people for any reason, our operations and development could be harmed.

We may not be able to successfully implement growth.
We depend on our ability to scale customer acquisition while maintaining an acceptable customer acquisition cost while successfully implementing any growth or strategic plans. If we are unable to scale customer acquisition at an acceptable cost, we may not be able to successfully increase our customer base.

If we cannot raise sufficient funds, we may not succeed.
We are offering Common Stock in the amount of up to $1,070,000 in this offering on a best-efforts basis and may not raise the complete amount. Even if the maximum amount is raised, we are likely to need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, the company may not survive. If we raise a substantially lesser amount than the Maximum Raise, we will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We will incur increased costs if we decide to become a publicly-traded company.
If we decide to list our shares on a public exchange, we will incur additional legal, accounting, and other expenses not presently incurred. These expenses would result from increased public reporting requirements, new accounting practices that we may be required to adopt, and additional corporate governance requirements. Some of these costs could be reduced should we decide to have our shares quoted on the OTCQX operated by OTC Markets Group, or the Alternative Investment Market (AIM) in London. Nevertheless, the rules and regulations of being publicly quoted or listed on an exchange will increase our legal and financial compliance costs.

We rely on our third-party logistics company.
All of our product will be stored and shipped out of our third-party logistics provider, The Northeast Group. If there was a catastrophic event that resulted in a facility shut down or damaged goods, we would be unable to ship orders for a period of time. Additionally, we may be forced to renegotiate our contract and our rates, which could hamper our gross margin and potentially force us into searching for a new warehousing and fulfillment partner.

Our space is crowded and there are many competitors for share-of-wallet.
While footwear is very large industry it is also very fragmented. Competitors may be better capitalized than us and outspend us, which would give them a significant advantage.

We rely on third party manufacturers and vendors, some of whom are outside the United States.
Our products are primarily produced by, and purchased or procured from, independent manufacturing contractors located mainly in countries in Asia. A manufacturing

contractor's failure to ship products to Arc Footwear Corp in a timely manner or meet the required quality standards could cause us to miss the delivery date requirements of our customers for those items. Due to our overseas production our business is subject to the following risks: ● political and economic instability in countries, including heightened terrorism and other security concerns, which could subject imported or exported goods to additional or more frequent inspections, leading to delays in deliveries or impoundment of goods; ● imposition of regulations and quotas relating to imports, including quotas imposed by bilateral textile agreements between the United States and foreign countries; ● imposition of increased duties, taxes and other charges on imports; ● significant fluctuation of the value of the dollar against foreign currencies; ● labor shortages in countries where contractors and suppliers are located; ● a significant decrease in availability or an increase in the cost of raw materials; ● restrictions on the transfer of funds to or from foreign countries; ● disease epidemics and health-related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas; ● increases in the costs of fuel, travel and transportation; ● increases in manufacturing costs in the event of a decline in the value of the United States dollar against major world currencies, particularly the Mexican Peso and Chinese Yuan, and higher labor costs being experienced by our foreign manufacturers in Mexico and China; ● violations by foreign contractors of labor and wage standards and resulting adverse publicity.

Risk Limitations
If these risks limit or prevent us from selling or manufacturing products in any significant international market, prevent us from acquiring products from foreign suppliers, or significantly increase the cost of our products, our operations could be seriously disrupted until alternative suppliers are found or alternative markets are developed, which could negatively impact our business.

Recently imposed tariffs and countervailing actions may increase our cost of goods or result in delay to delivery.
Recent trade disputes between the United States and its traditional trading partners Mexico and China may result in increased cost of goods for our products. Due to our focus on maintaining product prices for customers, we may be required to absorb those increased costs, resulting in lower gross profits. Additionally, even without tariff duties impacting our cost of goods, our products may be subject to increased inspection or delays as retaliatory measures are taken by foreign governments.

Uncertainty with respect to US trade policy may reduce our manufacturing choices and add to our expenses.
Most of the suppliers of raw materials and/or manufacturers of our products are not in the United States. The current US President indicated a desire to re-negotiate trade deals and impose tariffs on materials and products manufactured in foreign countries, including China and Mexico. We may incur additional expenses if we are forced to base our manufacturing in the United States.

Fluctuations in the price, availability and quality of raw materials could cause delays

and increase costs and cause our operating results and financial condition to suffer.
Fluctuations in the price, availability and quality of the raw materials, particularly leather, and synthetics used in our manufactured footwear, could have a material adverse effect on cost of sales or our ability to meet customer demands. If prices increase, we may not be able to pass these costs onto our customers, due to our competitive price point. This could result in lower gross margins and could have a significant adverse effect on our business, financial condition, and operating results. Delays in availability and delivery of raw materials could result in delays of product deliveries, potentially causing decreased sales and financial performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Marc Scepi	400,000	Common Stock	25.0
Janelle Nga	400,000	Common Stock	25.0
Kaitlyn Bess Kennedy	352,000	Common Stock	22.0
P & G Thompson Family Trust	448,000	Common Stock	28.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,600,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The founders of the company are willing and able to operate the business without compensation for a period of 6 months to ensure the company has the longest possible runway. We could operate for 6 months without generating operating revenue based on this. Arc Footwear's monthly costs consist of R&D, B2B sales activities, and general overhead (SaaS, office, etc.). The monthly estimates provided are conservative based on our experience in the footwear industry.

Foreseeable major expenses based on projections:

We foresee that the major expenses will be advertising and marketing at 58%, general expenses consisting of travel, travel shows, R&D, admin at 16%, and outside services (operations assistant, eCommerce customer service) at 12%.

Per our 2021 projections, we foresee that as of December 31, 2021, the major expenses will be advertising and marketing at 43%, general expenses consisting of travel, travel shows, R&D, admin at 14%, payroll at 12%, and outside services, (operations assistant, eCommerce customer service) at 12%.

Future operational challenges:

We foresee the following future operational challenges: (i) not being able to determine if the company's investment in marketing and advertising will bring the desired sales results; and (ii) not being to quantify how quickly our target niche will fall in love with our digitally native, highly innovative, and unique footwear brands. However, the company's management has experience launching and growing its first brand, SNKR Project, to $3.5M in lifetime sales. Management believes with this track record, Arc Footwear Corp brand will follow similar trajectories.

Future challenges related to capital resources:

A future challenge will be to continue funding the company's R&D efforts while also establishing new brands in existing and new markets. Cash flow management will be critical.

Future milestones and events:

A milestone that will significantly impact the company include: (i) new product market validation which would trigger another capital raise to fund go to market activities; and (ii) selling through rate of 10% or more at retail which would trigger exponential sales order increases from our retail partners and (iii) the sale of digital IP and assets that have a very low cost of goods due to the digital nature.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company recently launched and all its startup costs have currently been funded by its founder and CEO, Sean Clarke and President Marc Scepi. The company intends to raise funds through crowdfunding.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are critical for the company to succeed as the company is a brand new business and needs these funds to be able to further growth and operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary for the viability of the company, this will be the company's first fundraising effort and will be important to continue the development of the business.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We can operate the company for 18 Months if we raise the minimum. Our expenses are minimal as we are staying remote while COVID is in effect and the founders are not taking a salary until the company can afford it.

How long will you be able to operate the company if you raise your maximum funding goal?

We can operate the company for 36 months if we reach our maximum funding goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will have a finance facility to fund the production of any purchase orders we receive from retailers. So our cash on hand can be used for marketing and inventory for D2C. We may raise again to accelerate growth but nothing has been determined at this time.

Indebtedness

- **Creditor:** Sean Clarke
  Amount Owed: $8,337.00
  Interest Rate: 0.0%
  Since inception, the company's startup costs in the amount of $8,337 has been funded primarily by its founder and CEO, Sean Clarke. There are no terms or agreements put in place for these advances. Sean expects to be reimbursed upon the completion of the equity crowdfunding transaction.

- **Creditor:** Radix Lab
  Amount Owed: $2,100.00
  Interest Rate: 0.0%

- **Creditor:** Kaitlyn Kennedy
  Amount Owed: $1,000.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Sean Clarke
  Relationship to Company: Founder, CEO, Director
  Nature / amount of interest in the transaction: Since inception, the company's startup costs in the amount of $8,337 has been funded primarily by its founder and CEO, Sean Clarke. There are no terms or agreements put in place for these advances.
  Material Terms: Sean expects to be reimbursed upon the completion of the equity crowdfunding transaction.

- **Name of Entity:** SNKR Project LLC
  Names of 20% owners: Marc Scepi, Janelle Nga, and Kaitlyn Bess Kennedy
  Relationship to Company: Shared Management Team and CEO
  Nature / amount of interest in the transaction: Arc Footwear, Corp. was granted the global master license for SNKR Project in October 2020.
  Material Terms: Under this global master license agreement, Arc Footwear, Corp. will pay SNKR Project LLC a royalty based on Arc Footwear, Corp.'s gross receipts in the amount of eight percent (8%) on a quarterly basis. SNKR Project is a registered trademark of SNKR Project, LLC, and Arc Footwear, Corp. has the exclusive right to use it. SNKR Project LLC and Arc Footwear, Corp. share the same management team (Kaitlin Bess Kennedy, Marc Scepi, and Janelle Nga). The CEO of both entities is Sean Clarke.

- **Name of Entity:** Kaitlyn Kennedy
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During 2020, the company received $ 1,000 of loan from the shareholder Kaitlyn Kennedy. There are no terms or agreements put in place. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current
  Material Terms:

Valuation

Pre-Money Valuation: $8,000,000.00

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors including, (i) internal industry analysis of leaders and comparable companies, (ii) a sales multiple, (iii) corporate history of our now licensed sub-brand SNKR Project.

First, on average, companies in the footwear industry command a 2x to 4x sales multiple, meaning Pre-Money Valuation divided by Annual Sales = 2 to 4. Publicly traded companies solidify our comparable company analysis. Based on top comps (as detailed below), we find a market capitalization range of 1 to 4 times.

Nike

-Market Cap: $156B

- Annual Sales: $39B

- Sales Multiple: 3.94x

Adidas Ag

-Market Cap: $61B

- Annual Sales: $22B

- Sales Multiple: 2.75x

Under Armor

-Market Cap: $8.7B

- Annual Sales: $5.2B

- Sales Multiple: 1.68x

Sketchers USA

-Market Cap: $5.98B

- Annual Sales: $4.9B

- Sales Multiple: 1.2x

Combined Market Cap: $233B

Combined Annual Sales: $72.5B

Average Sales Multiple: 3.22x

Second, we applied this multiple to the company's 2022 top-line sales projection. The reason we have chosen 2022 is that will be the first full year of "regular business" without impact from COVID-19 and will allow the company to realize R&D that needs to be conducted in 2021.

Third, the forecast sales and our analysis are based on experience with one of our product lines, SNKR Project (A licensed brand in the portfolio) having achieved sales of $2.2 million in 2018 without any funding. The same management team will be in control of Arc Footwear and that brings many key industry relationships and knowledge. Arc Footwear, Corp. was granted the global master license for SNKR Project in October 2020. Under this global master license agreement, Arc Footwear, Corp. will pay SNKR Project LLC a royalty based on Arc Footwear, Corp.'s gross receipts in the amount of eight percent (8%) on a quarterly basis. SNKR Project is a registered trademark of SNKR Project, LLC, and Arc Footwear, Corp. has the exclusive right to use it. SNKR Project LLC and Arc Footwear, Corp. share the same management team and CEO. As Arc Footwear, Corp. was granted the global master license for SNKR Project in October 2020, Arc Footwear, Corp. has yet to generate revenues from this license.

Based on the above analysis, the company set its valuation internally, without a formal third-party independent valuation. The company determined its valuation on a fully diluted basis.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Asset creation & paid media spend

- *Research & Development*
  11.5%
  Materials selection and testing

- *Company Employment*
  25.0%
  Executeive staff + contractors

- *Operations*
  5.0%
  Logistics and product fulfillment cost

- *Inventory*
  30.0%
  Goods for sale

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.arcfootwearcorp.com (https://www.arcfootwearcorp.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/arc-footwear

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Arc Footwear, Corp.

[See attached]

ARC FOOTWEAR CORP.

FINANCIAL STATEMENTS
FROM INCEPTION (JUNE 12, 2020) TO YEAR ENDED DECEMBER 31, 2020

(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Arc Footwear Corp.
Brooklyn, New York

We have reviewed the accompanying financial statements of Arc Footwear Corp., (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (June 12, 2020) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 23, 2021
Los Angeles, California

Arc Footwear Corp.

BALANCE SHEET

(UNAUDITED)

As of Year Ended	December 31, 2020	
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	280
Total current assets		**280**
Total assets	**$**	**280**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Shareholder's loan		1,000
Loan payable		2,100
Total current liabilities		3,100
Total liabilities		**3,100**
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.0001 2,000,000 shares authorized, 1,600,000 issued and outstanding		160
Subscription receivable		(160)
Retained earnings/(Accumulated Deficit)		(2,820)
Total stockholders' equity		**(2,820)**
Total liabilities and stockholders' equity	**$**	**280**

See accompanying notes to financial statements.

Arc Footwear Corp.

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (June 12, 2020)		December 31, 2020
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and administrative		60
Sales and marketing		2,760
Total operating expenses		2,820
Operating income/(loss)		(2,820)
Interest expense		-
Income/(Loss) before provision for income taxes		(2,820)
Provision for income taxes		-
Net income/(Net Loss)	**$**	**(2,820)**

See accompanying notes to financial statements.

Arc Footwear Corp.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Subscription Receivable	Additional Paid In Capital	Accumulated Deficit	Shareholder Equity
Inception date (June 12, 2020)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	1,600,000	160	(160)	-	-	-
Net income/(loss)	-	-	-		(2,820)	(2,820)
Balance—December 31, 2020	1,600,000	$ 160	$ (160)	$ -	$ (2,820)	$ (2,820)

See accompanying notes to financial statements.

Arc Footwear Corp.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

Inception (June 12, 2020) to		**December 31, 2020**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(2,820)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Net cash provided/(used) by operating activities		**(2,820)**
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder loan		3,100
Issuance of common stock		-
Net cash provided/(used) by financing activities		**3,100**
Change in cash		280
Cash—beginning of year		-
Cash—end of year	**$**	**280**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Subscription Receivable	$	160.00

See accompanying notes to financial statements.

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Arc Footwear Corp., was originally formed as Arc Footware on June 12, 2020 in the state of Delaware. On August 12, 2020, the company amended its name to Arc Footwear Corp. The financial statements of Arc Footwear Corp., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, New York.

Arc Footwear Corp. is a company that brings to market digitally native footwear brands. Arc will launch digitally native brands under one portfolio to share operational, infrastructure, and data resources as a means to drive down redundant fixed costs that are difficult to establish and expensive to maintain. Each brand will cultivate a unique identity and amplify growth efficiently and affordably to the benefit of all.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its footwear products.

Income Taxes

Arc Footwear Corp is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 23, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DEBT

LOANS

During the years presented, the Company has entered into loans. The summary of the Company's loans and the terms is as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Radix Lab- loan	$ 2,100	0.00%	Fiscal Year 2020	No set maturity	$ -	$ -	$ 2,100	$ -	$ 2,100
Total					**$ -**	**$ -**	**$ 2,100**	**$ -**	**$ 2,100**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Owner Loans

During the Company borrowed money from the owners. The summary of the loans from the owners is as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Kaitlyn Kennedy	$ 1,000	0%	Fiscal Year 2020	No set maturity	-	-	1,000	-	1,000
Total					$ -	$ -	$ 1,000	$ -	$ 1,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

INCOME TAXES

The provision for income taxes for the inception to December 31, 2020 consists of the following:

Inception to December 31, 2020	2020
Net Operating Loss	$ (841)
Valuation Allowance	841
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 is as follows:

As of December 31, 2020	2020
Net Operating Loss	$ (841)
Valuation Allowance	841
Total Net Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,820, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,820. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

4. SHAREHOLDERS' EQUITY

Common Stock

On September 9, 2020, the company amended its articles of incorporation to increase the authorized number of shares from 214,000 to 2,000,000 shares of common stock at $0.0001 par value, to add limitation of liability and indemnification provisions, and to effect a 7.47663 for 1 forward stock split.

As of December 31, 2020, 1,600,000 shares of common stock were issued and outstanding for a consideration of $160.

5. RELATED PARTIES

During 2020, the company received $ 1,000 of loan from the shareholder Kaitlyn Kennedy. There are no terms or agreements put in place. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.'

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 23, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,820, an operating cash flow loss of $2,820 and liquid assets in cash of $280, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Arc Footwear

Building shoe brands for every niche


NEW YORK CITY

Website New York, NY FASHION & APPAREL

$45,187 raised

165 Investors	**$8M** Valuation
$5.00 Price per Share	**$100.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**1** Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Arc Footwear, Corp. focuses on bringing digitally native, highly innovative, and unique footwear brands to market. We develop each brand within our umbrella, relying on our team's expertise and pooled resources, while maintaining each brand's identity and values, reducing overhead and accelerating growth. Arc Footwear's management team, also led its first brand together in 2017, SNKR Project, which they grew to $3.5M in lifetime sales since 2017. In October 2020, Arc Footwear, Corp. received the global license for SNKR Project. We believe with our team's track record, Arc Footwear's next two planned brands will follow similar trajectories.

Overview Team Terms Updates 6 Comments Follow

Reasons to Invest

- A team of veteran designers, engineers, and marketers have already successfully built 1 defined brand and have 2 more that are in the pre-launch stage.
- Our team's first brand, SNKR Project, has grown its reach tremendously with placement in 270+ stores US-wide including Bloomingdales, Dr. Jays, and City Gear, averaging an online customer review of 4.85/5 stars..
- We've mastered the art of sales based on hype, seeing a 400% sales spike in March 2019 for our teams first brand, SNKR Project, during product launches.

Rewards

Get rewarded for investing more into Arc Footwear:

$100+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+

OUR BRANDS

SNKR Project, Mayvn, and Ovni

ARC Footwear is creating footwear brands with hyper-target identities in mind. Arc Footwear, Corp, was granted the global master license for SNKR Project and is our first brand to launch and thus has the most traction. As Arc Footwear continues to grow we will be launching our next two brands, Mayvn and Ovni.

SNKR PROJECT

GROWTH STAGE

Street-luxe sneakers that won't break the bank.

3.5 Million lifetime sales
In 270+ U.S. retail stores
International distribution secured



SNKR Project: Stage - Growth

SNKR Project LLC was founded by Sean Clarke, Kaitlyn Kennedy, Marc Scepi and Janelle Nga, in 2017. Arc Footwear, Corp. was founded by the same team in 2020, and in October 2020 Arc Footwear, Corp. signed a licensing agreement with SNKR Project where it has the global master license for SNKR Project. SNKR Project is an innovative street-lux shoe providing high fashion shoes at prices unknown to the current market. This brand focuses on building hype around each product launch through viral and time-based marketing techniques. Since 2017, when SNKR Project was founded, the brand has achieved over $3.5M in lifetime sales. We believe this brand proves our overall ability to launch innovative shoes.

MAYVN

PRE-LAUNCH STAGE

To help, not hinder your feet. Designed sustainably so you can revive your shoes, not replace them.



**The products displayed in the image above are renderings. The products are currently not available on the market and are in the research and development stage.*

Mayvn: Stage - Pre-Launch, Fully Functional Prototype

A footwear brand developed for Millennials to promote foot health as well as sustainability through innovative product design and product revival.

Shoes are often replaced when comfort is lost from wear. Subscription-based interchangeable insoles allow consumers to "revive" the comfort and support, expanding the lifespan of the shoes. This, in turn, decreases our contribution to landfill.

Currently, Mayvn is in the pre-launch stage. Our team is hard at work developing initial prototypes and we are anticipating a launch of the shoe brand by Q3 of 2021

Investment

10% Lifetime Discount and More

Invest $500 and receive 10% Off all ARC Footwear Corp Brands for life! You will also be invited to give feedback on future products and will also receive early access to all new products.

$1,000+
Investment

15% Lifetime Discount and Exclusive Merch

Invest $1,000 and receive 15% Off all ARC Footwear Corp Brands for life! You will also receive an embroidered "Investor" SNKR Project Cap and all lower tier non-discount perks.

$2,500+
Investment

25% Lifetime Discount

Invest $2,500 and receive 25% Off all ARC Footwear Corp Brands for life! You will also receive all lower tier non-discount perks.

$5,000+
Investment

10% Bonus Shares and 30% Lifetime Discount

Invest $5,000 and receive 10% bonus shares, 30% Off all ARC Footwear Corp Brands for life, and annual investor-only swag! You will also receive all lower tier non-discount perks.

$10,000+
Investment

15% Bonus Shares and 40% Lifetime Discount

Invest $10,000 and receive 15% bonus shares, 40% Off all ARC Footwear Corp Brands for life, and exclusive access to an investor quarterly conference! You will also receive all lower tier non discount perks.

$20,000+
Investment

20% Bonus Shares, Custom shoes, and more!

Invest $20,000 and receive 20% bonus shares and a 40% lifetime discount. You'll be able to join our founders for an annual dinner and design your own shoes. Lastly we will name our next hit style after you! All lower tier non-discount perks included.

OVNI



PRE-LAUNCH STAGE

Ovni is spanish for UFO. Born to disrupt a tired industry, stand out, and get noticed.

We have worked to design & construct the longest lasting & most comfortable skate shoe in the market.

**The product displayed in the image is a rendering. The product is currently not available on the market and is in the research and development stage.*

The skate industry has been rapidly growing and expanding since the 1990s and that growth is set to accelerate as skateboarding becomes an Olympic sport at the Tokyo Olympics in 2021.

For Ovni the product is the key differentiating factor. Our team challenged itself to design and construct the longest lasting and most comfortable skate shoe in the market. We have achieved this goal by utilizing American-made materials created for strength. Ovni completed a wear test at The Berrics (an exclusive indoor skate venue) which attracted 25+ teens to demo the product. We believe it was incredibly well-received.

Currently, Ovni is in the pre-launch stage. We've validated interest from our target demographic through our wear test at The Berrics, and we plan on launching the brand by Q1 of 2021.

THE PROBLEM

We believe conventional retail isn't able to serve the modern-day consumer's desire for a constant influx of new brands

In our opinion, the conventional retail model has become complacent and stale, combined with the rise in new media there has been a driving force of change. We believe that consumers now expect more and more customization and personalization in their shopping experiences. People expect to truly connect with every aspect of the brand, from its purpose to the advertisements they're constantly seeing.

We see many brands appealing to the "general" consumer - but we believe it's time that individual audiences get the dedicated attention they deserve.



We see many brands appealing to the "general" consumer.

Consumers now expect more customization & personalization in their shopping experiences.



THE SOLUTION

ARC Footwear Corp. uses its platform to accelerate growth for these brands

This portfolio of brands shares the costs of operations, infrastructure, and data, which drives down redundant costs while pushing ahead with powerful go-to-market strategies.

We aim for each of our brands to have a very specific customer in mind - allowing us to target niches from high fashion to sustainability.



ARC FOOTWEAR CORP.
CREATE. GROW. REPEAT.
NEW YORK CITY
We create brands that matter.
By bringing digitally native footwear brands to market.



THE MARKET

Our leading brand, SNKR Project, is tapping into the luxury footwear market, which is worth tens of billions

Our first brand to launch, SNKR Project, which sells luxury shoes at a lower price point, is targeting a virtually untouched price range within a massive industry.

The luxury footwear market is worth almost $30B worldwide. Additionally, the market is $185B for streetwear at large, which is growing quickly and outpacing much of the rest of the slowing retail industry.

In a recent study, ¾ industry respondents reported they believe streetwear will grow significantly in the next five years.

Luxury Footwear Market	Streetwear Market
$30B	$185B

No luxury footwear brand is as affordable as SNKR Project.



Trends show that streetwear and luxury footwear continues to build momentum, while their prices continue to rise as well. We're committed to providing high fashion shoes in a price range that the industry rarely sees.

In addition to SNKR Project, Mayvn and Ovni aim to respectively target the sustainability and skater markets. Although these markets may seem entirely different, with hyper-personalization we believe our brands will be able to reach them effectively.


OVNI
MAYVN + OVNI



Sustainability Market



Skater Market

**The product displayed in the image above is a rendering. The product is currently not available on the market and is in the research and development stage.*

OUR TRACTION

We're building the hype with SNKR Project— huge sales spikes around product releases

One of the most vital ingredients necessary to create a brand in today's age is hype. In March 2019, we saw a 400% spikes in online sales surrounding our new product release dates, giving us a massive signal of concept validation.



400%*

Spikes in online sales surrounding our new product release dates.

*in March 2019

For SNKR Project, we have had $3.5M lifetime revenue since 2017 ($430K online) and are currently available in 240 retail stories in over 20 states.

Since 2017 we released between 2 and 3 styles each quarter. With the momentum we've seen recently, we plan to significantly boost these numbers.

Mayvn and Ovni are both in the Pre-Launch stage. We've built out shoes that we believe to be real winners. Now we are working on the rollouts of each of these brands.


SNKR PROJECT

Lifetime Revenue
Since 2017

$3.5M

Retail Stores
20 States

270

WHAT WE DO

We build shoe brands people connect with

As a one-stop shop for brands looking to launch under the guidance of pros and experienced marketers, we are an ideal solution. We build brands with character.


OVNI
SNKR PROJECT + MAYVN + OVNI

We build brands with character.

The product displayed in the image above is a rendering. The product is currently not available on the market and is in the research and development stage.

We manage Design & Production, Marketing & Management, Finance & Legal, and Operations & Logistics so that we can scale and distribute the price to make them tenable for each brand, giving them access to services they would never be able to afford alone.

We are perfect for customers looking for a group of brands they can rely on to meet their needs with each new development.





Design & production
Marketing & management
Finance & legal
Operations & logistics

THE BUSINESS MODEL

75% profit on MSRP for SNKR Project

Consumer Online and U.S. Retail Store Distribution.

On D2C sales for SNKR Project, the business line has previously net on average a 75% gross profit. Our customers only return 6.2% of our shoes, compared with an industry standard of 30%.

In our B2B sales, we have a 40% gross profit and are in early discussions with a financing program to purchase wholesale inventory that would require no cash outlay. We expect for both of these margins to stay in place as Arc Footwear transitions to having the exclusive license.

Mayvn and Ovni will both have specialized business models focusing on their niches as we continue to build out our plan to address the sustainability and skater niches.

Direct To Consumer


75%

gross profit margin

Retail Stores


40%

gross profit margin



Our return rate is 21% lower than a leading online shoe retailer.

*The above data is in relation to SNKR Project LLC, the owner of the SNKR Project footwear brand. This company was founded by Arc Footwear's CEO in 2017. In 2020, SNKR Project and Arc Footwear signed a licensing agreement in which Arc Footwear will license the brand name and continue to develop the brand. (Source)

OUR LEADERSHIP

Fashion marketers and designers with decades of experience

CEO Sean Clarke worked for over a decade in the men's footwear world as a brand owner and apparel licensee. He also operated a marketing and website development agency.

CMO Bess Kennedy is a veteran of the fashion industry, working in management at Zimmermann and major department stores.

CDO Mark Scepi is an industrial designer and architectural engineer with over 20 years in footwear design with New Balance, Timberland, and Deckers Outdoor, and has been launching startups for over 25 years.

CPO Janelle Nga has worked on footwear design with brands like Kangaroos, Tommy Hilfiger, CK Jeans, and private labels.



Sean Clarke

CEO



Kaitlin Kennedy

CMO

Zimmermann



Marc Scepi

CDO

New Balance
Timberland
Deckers



Janelle Nga

CPO

Kangaroos
Tommy Hilfiger
CK Jeans

WHY INVEST

Leverage our pipeline to continue launching brands

What we have built is a finely tuned machine for launching digitally native brands. With our four year plan, we are able to create a reliable pipeline that extends forward into the future in order to sustainably grow and market each brand.

SNKR Project was just the beginning for us. We want to create a brand for everyone. We believe that with resources under one umbrella, we can optimize both our own growth and the customer experience for various niches. We'd love for you to join us on this journey!



In the Press

HYPEBEAST

FN

SHOW MORE

Meet Our Team



Sean Clarke

CEO

Bachelor Degree in Management and Policy major in environmental studies. 10+ years experience as a men's footwear and apparel brand owner (international). 7+ years experience as footwear retail store owner. Buying brands such as Nike, Adidas, etc.



Marc Scepi

Chief Design Officer

Bachelor in Industrial Design and Architectural Engineering Degrees. 20+ years of footwear design and development experience with New Balance, Timberland and Deckers Outdoor. Launched startup companies for 25+ years.

Currently, Marc works 5 hours per week for Arc Footwear, Corp.



Janelle Nga

Chief Product Officer

Bachelor of Fine Arts and Masters of Arts Degrees. 13+ years of footwear design and development experience with brands such as: Kangaroos, Tommy Hilfiger, CK Jeans, and private label brands. Launched startup companies for 5+ years.

Currently, Janelle works 5 hours per week for Arc Footwear, Corp.



Kaitlyn Bess Kennedy

Chief Marketing Officer

Bachelor's Degree in Business: Major in Marketing & Management. 13+ years in the fashion industry, management for high-end brands such as Zimmermann and major department stores. Operated marketing and website development agency for 4+ years. Launched multiple startups.

Currently, Kaitlyn works 20 hours per week for Arc Footwear, Corp.



Peter Thompson

Director

In 2007 Peter became the CEO of Expedition Apparel, a menswear wholesale business, in his native Australia. Under his guidance, the company has scaled greatly by introducing many product categories, including footwear, and the revenue has significantly increased. Expedition Apparel is the preeminent menswear wholesale company in Australia today. In 2016 the company further expanded the footwear category within the US market and continues to grow.

Offering Summary

Company	Arc Footwear, Corp.
Corporate Address	1460 Broadway, New York, NY 10036
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,000
Maximum Number of Shares Offered	214,000
Price per Share	$5.00
Pre-Money Valuation	$8,000,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 25% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 20% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based Perks:

*This includes SNKR Project, OVNI, Mayven + All new brands created by Arc Footwear, Corp. *Discount off regular price items only. Lifetime discounts do not stack.*

$500 | 10% Lifetime Discount and More

Invest $500 and receive 10% Off all ARC Footwear Corp Brands for life! You will also be invited to give feedback on future products and will also receive early access to all new products.

$1,000 | 15% Lifetime Discount and Exclusive Merch

Invest $1,000 and receive 15% Off all ARC Footwear Corp Brands for life! You will also receive an embroidered "Investor" SNKR Project Cap and all lower tier non-discount perks.

$2,500 |25% Lifetime Discount

Invest $2,500 and receive 25% Off all ARC Footwear Corp Brands for life! You will also receive all lower tier non-discount perks.

$5,000 | 10% Bonus Shares and 30% Lifetime Discount

Invest $5,000 and receive 10% bonus shares, 30% Off all ARC Footwear Corp Brands for life, and annual investor-only swag! You will also receive all lower tier non-discount perks.

$10,000 | 15% Bonus Shares and 40% Lifetime Discount

Invest $10,000 and receive 15% bonus shares, 40% Off all ARC Footwear Corp Brands for life, and exclusive access to an investor quarterly conference! You will also receive all lower tier non-discount perks.

$20,000 | 20% Bonus Shares, Custom shoes, and more!

Invest $20,000 and receive 20% bonus shares and a 40% lifetime discount. You'll be able to join our founders for an annual dinner and design your own shoes. Lastly, we will name our next hit style after you! All lower tier non-discount perks included.

**All perks occur when the offering is completed.*

** Discount is only valid on purchases made directly from Arc Footwear Corp's branded websites or retail stores it may open and own.*

** Discount is valid for a maximum of 24 pairs per calendar year per shareholder.*

** Discount applies for personal use only and not for resale. We reserve the right to not honor the discount if we believe the pairs are being re-sold.*

** Discount only applies as long as the backer holds the original amount of shares purchased (or higher)*

The 10% Bonus for StartEngine Shareholders

Arc Footwear Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Arc Footwear has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Arc Footwear be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Arc Footwear has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Arc Footwear be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Arc Footwear Customer Growth Initiative

3 months ago

At Arc Footwear one of our strategic initiatives is scaling our e-commerce business. A pivotal part of that strategy is utilizing Facebook Ads "Lookalike Audience" tool. With Facebook Ads, we are able to customize our audience to re-engage with our existing community – from those who have made a purchase or even just visiting our website. To expand our outreach the "Lookalike Audience" feature allows us to target new users who have very similar interests to our existing audiences and therefore are very likely to become future customers. You can see that this feature is the most efficient way to allocate new customers. We have experienced a 3X return on our ad spend when using this tool and this will continue to increase as we grow our customer base.
Arc Footwear has the ability to minimize overhead expenses by managing this process in-house which is unique to many footwear companies. We look forward to keeping you updated on our additional marketing initiatives!

We hit our first Milestone of 20K!

3 months ago

We are excited to announce that we've raised over $20,000 from just over 100 investors! Thank you to all of our investors who made it possible to hit the 20K milestone.

-The Arc Team

A Letter from Arc's CEO

3 months ago

Dear Shareholders and Arc Community Members,

My name is Sean Clarke and I'm a shareholder and CEO of Arc Footwear Corp. Myself and the other team members, who you will hear from soon, are excited about the journey thus far and looking forward to the next steps for Arc Footwear.

I joined the team in 2017 when we launched our first brand SNKR Project. What started as a group of friends reviewing new design concepts, quickly turned into a business that has accrued $3.5M in sales to date. Our goal was to prove the concept, and it's working. Today we begin our first fundraising to take the next step of growth, not only for SNKR Project, but to build our portfolio of brands under Arc Footwear. I'm grateful to be surrounded by a passionate and dedicated team to drive and execute our plan.

As we begin the new year we are working towards many goals including but not limited to: creating innovative product, increasing direct-to-consumer sales, customized shopping experiences, decreasing overhead costs while optimizing go-to market strategies, and shifting our manufacturing which will considerably increase our gross profit margin.
We are committed to updating you throughout this raise on the progress of these goals and much more.

We want to express our thanks and gratitude to all of you supporting us on this endeavor as we wouldn't be here without your support. There is no doubt that first and foremost we work for you, it's our pride to serve our community. We couldn't be more excited to have you on this journey with us.

Thank you,
Sean Clarke

Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Arc Footwear has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Arc Footwear be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

END OF UPDATES

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Christina E. 1 INVESTMENT INVESTED a month ago
Hi...I just invested the $100...is there a bonus of shares still?

> **Sean Clarke** - Arc Footwear a month ago
> Hi Christina, the 10% bonus is in relation to the Start Engine owners bonus. Please contact Start Engine directly if you are unsure of your eligibility. Thanks once again for investing!

WAYNE F. 6 INVESTMENTS INVESTED a month ago
Hello! I am a investor where can I buy a pair of shoes?

> **Sean Clarke** - Arc Footwear a month ago
> Hi Wayne, we are out of stock on our own website but can certainly reccomend Dr Jays as one of our customers who carries a large range.

stanley E. SE OWNER 27 INVESTMENTS 2 months ago
NO THANK I'M OLD SCHOOL I LIKE COLORS ,BUT NOT THESE PEACE!!!!

Yomi D. 2 months ago
Would investors have access to purchase pre-IPO shares should the company eventually go public?

> **Sean Clarke** - Arc Footwear 2 months ago
> Hi Yomi, that is a possibility but purchasing shares now at the current valuation would absolutely be your best ROI in the event we do go public at some time in the future.

stanley E. SE OWNER 27 INVESTMENTS 2 months ago
HEY I MAY COME ON-BOARD SOON, DO YOU GUYS HAVE BASKETBALL SNEAKERS????

> **Sean Clarke** - Arc Footwear 2 months ago
> Hi Stanley, at this time we do not have any basketball sneakers. The next athletic category we are moving in to is Skateboarding as we feel this is a high growth sport with much less competition than Basketball.

elizabeth m. 1 INVESTMENT 2 months ago
i love the designs and comfort to my feet.

> **Sean Clarke** - Arc Footwear 2 months ago
> Hi Elizabeth, while we are primarily a fashion brand we always incorporate as much comfort technology as possible. Glad you are enjoying your shoes!

MUTLURI DANIEL D. 1 INVESTMENT INVESTED 2 months ago
When does the Campaign was Close ??? I Want to Invest more!!!

> **Sean Clarke** - Arc Footwear 2 months ago
> Hi Mutluri, keep an eye out for an update relating to the closing date. Thanks for your support thus far.

MUTLURI DANIEL D. 1 INVESTMENT INVESTED 2 months ago
When does the Campaign was Close ???

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

GRAPHIC: Arc Footwear, Corp Logo

Video: Slideshow of products.

Graphic: Why buy a pair of shoes when u can invest in the company that makes them.

END

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